UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                           Health Fitness Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   42217V 10 2
                                 (CUSIP Number)

                               Charles E. Bidwell
                               835 Windjammer Lane
                                 Mound, MN 55364

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                  June 1, 1999



             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No.   42217V 10 2                                 Page 2 of 4 Pages

1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Charles E. Bidwell

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                         [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

 NUMBER OF       7     SOLE VOTING POWER  759,640 (includes 344,167 shares which
   SHARES              may be purchased upon exercise of currently exercisable
BENEFICIALLY           options, warrants and conversion rights)
  OWNED BY
    EACH         8     SHARED VOTING POWER
 REPORTING
   PERSON
    WITH
                 9     SOLE DISPOSITIVE POWER 759,640 (includes  344,167 shares
                       which may be purchased upon exercise of currently exercisable options, warrants and conversion rights)

                 10    SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,640 (includes 344,167 shares which may be purchased upon exercise of currently exercisable options, warrants and conversion rights)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.2%

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

Item 1.  Security and Issuer.

         This filing relates to Common Stock, $.01 par value, of Health Fitness Corporation (the "Issuer").

Item 2.  Identity and Background.

         (a) Charles E. Bidwell

         (b) 835 Windjammer Lane
             Mound, Minnesota 55364

         (c) Mr. Bidwell is a venture capitalist who serves as a consultant to various companies.

         (d) Mr. Bidwell has never been convicted in a criminal proceeding.

         (e) Mr. Bidwell has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bidwell is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 26, 1999, Mr. Bidwell purchased from the Issuer a Debenture in the principal amount of $50,000 and received from the Issuer a Warrant to purchase 12,500 shares of the Issuer's Common Stock at a purchase price of $1.00 per share. Mr. Bidwell used personal funds for the purchaser of such Debenture.

Item 4.  Purpose of Transaction.

         Mr. Bidwell's purpose in purchasing the Debenture was to provide financing to the Issuer; he accepted a Warrant to purchase 12,500 shares of the Issuer's Common Stock as partial consideration for the loan. Mr. Bidwell purchased the Debenture for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Bidwell beneficially owns 759,640 shares of the Issuer's Common Stock, representing 6.2% of the shares of Common Stock outstanding. Of such shares, 415,473 are held direct and 344,167 are obtainable upon exercise of presently exercisable options, warrants and conversion rights.

         (b) Mr. Bidwell has sole voting and dispositive power over all of such securities.

         (c) On February 26, 1999, Mr. Bidwell purchased from the Issuer a Debenture in the principal amount of $50,000 and received from the Issuer a Warrant to purchase 12,500 shares of the Issuer's Common Stock at a purchase price of $1.00 per share. All principal and accrued interest under the Debenture became convertible into Common Stock of the Issuer on June 1, 1999 at a price of $.30 per share. However, for ease of calculation, only the principal amount of the Debenture is reflected in this Schedule 13D as being convertible.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 28, 1999.

                                                /s/ Charles E. Bidwell
                                                Charles E. Bidwell